January 30, 2007
VIA Edgar and Facsimile
United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: William Thompson

Re:	Cash America International, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
Filed April 28, 2006, July 28, 2006 and November 2, 2006
File No. 333-64804
Dear Mr. Thompson:
     This letter responds to the Staff’s comment letter dated January 16, 2007, addressed to the Company.
     For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.
Form 10-K for Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23.
Results of Continuing Operations, page 27
1.	We reviewed your response to comment 1 from our comment letter dated November 28, 2006. It appears that combined cash advance and check cashing financial and statistical data presented on pages 28 and 29 are non-GAAP financial and statistical measures. Please tell us why the financial and statistical measures are excluded from non-GAAP measures as defined in Item 10(e) of Regulation S-K. Otherwise, in future filings please include a presentation with equal or greater prominence of the most comparable measures calculated and presented in accordance with GAAP and disclose why you believe that presentation of the combined data provides useful information to investors. In addition, please show us what the GAAP presentation and any other revisions would look like.

United States Securities and Exchange Commission
January 30, 2007

   RESPONSE:
In future filings we will enhance the disclosure to be more consistent with Item 10(e) of Regulation S-K by ensuring that: (i) our presentation of combined cash advance and check cashing financial and statistical data includes a reconciliation between the GAAP and non-GAAP information; (ii) the GAAP measures are presented with equal or greater prominence to the non-GAAP measures; and (iii) an explanation is provided regarding management’s belief of the usefulness of this information to investors regarding the financial condition and results of operations of the Company. An example of this presentation is included at Exhibit A of this document.
Financial Statements and Supplementary Data, page 46
Consolidated Statements of Cash Flows, page 53
2.	We reviewed your response to comment 4 from our comment letter dated November 28, 2006. It is unclear to us why net cash retained by discontinued operations is deducted from the net increase in cash and cash equivalents to reconcile to the ending balance of cash and cash equivalents from continuing operations. It is also unclear to us why the amount deducted equals the amount of net cash provided by discontinued operations during the periods presented. Please explain to us how you determined cash flows from discontinued operations, why the deduction amounts are presented and equal cash flows from discontinued operations and why you believe your presentation complies with SFAS 95. In addition, it is still unclear to us your basis for including the proceeds from the sale of discontinued operations in cash flows from investing activities of continuing operations. As you choose to separately report cash flows from discontinued operations, please explain to us why you believe the proceeds and the related gain on sale should not be consistently classified in discontinued operations.
   RESPONSE:
The following are our responses to your comments.
A. Why we believe our presentation complies with SFAS 95 — SFAS 95 requires that an entity report its cash inflows and outflows according to whether they relate to operating, investing, or financing activities. Footnote 10 of the statement specifically addresses discontinued operations and says that separate disclosure of cash flows pertaining to discontinued operations reflected in the operating, investing, and financing categories is not required. The footnote does, however, state that an enterprise that elects to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected. Based on our understanding of SFAS 95 we believe that we could have elected one of the following approaches for the presentation of our cash flows from discontinued operations:

United States Securities and Exchange Commission
January 30, 2007

(i) Combining the cash flows generated from discontinued operations with the cash flows from continuing operations within each of the operating, investing and financing categories;
(ii) Separately identifying the cash flows related to discontinued operations within each of the three categories, or just separately for operating cash flows; or
(iii) Displaying the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before “net increase or decrease in cash and cash equivalents”.
We have chosen the presentation described in approach (iii) above and believe that it provides transparent and useful information to the reader of our financial statements, meets the requirements of SFAS 95 and is consistent with the presentation of our statements of operations and balance sheets under paragraphs 42 and 46, respectively, of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” by presenting the cash flows that benefited and were generated by the discontinued operations separately from the cash flows that benefited and were generated by the continuing operations.
B. How we determined cash flows from discontinued operations — In order to determine cash flows from discontinued operations, we derived guidance from SFAS 144. From paragraph 41 of SFAS 144 we determined that our European segment, which was sold in 2004, met the criteria for a component of an entity, in that it comprised operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity. From that perspective, we compiled the separate summary cash flows from operating, investing and financing activities of our European segment from the beginning of the period, up to the point of the sale of the assets of that segment in September 2004. These cash flows included only those that benefited and were generated by the discontinued operations.
C. Why the deduction amounts are presented and equal cash flows from discontinued operations — In accordance with paragraphs 42 and 46 of SFAS 144, results of operations, assets and liabilities of the discontinued operations were segregated from the results of operations, assets and liabilities of the continuing operations. As a result, the beginning and ending cash balances on the statements of cash flows only included the cash of the continuing operations. In order to reconcile between these beginning and ending balances, the cash flows from operating, investing and financing activities only included amounts related to continuing operations. Because we inserted a separate summary of cash flows from discontinued operations in these statements (from the beginning of the periods presented through the point of the sale of the assets of the European segment), which did not contribute to the reconciliation between the beginning and ending cash balances of the continuing operations, we must deduct the totals of the cash flows from discontinued operations in order for these statements to reconcile.
D. Why we believe the proceeds and the related gain on sale should not be consistently classified in discontinued operations — As we utilize the indirect method for reconciling between net income and cash provided by operating activities of

United States Securities and Exchange Commission
January 30, 2007

continuing operations in our statements of cash flows, we adjusted net income to eliminate the effects of the net income from discontinued operations, including the related gain from the sale of the assets of that segment, consistent with paragraph 28(b) of SFAS 95.
Regarding the proceeds from the sale of the discontinued operations, paragraphs 15-17 of SFAS 95 describes cash flows from investing activities. Paragraph 16(c) of this section describes “Receipts from sales of property, plant, and equipment and other productive assets” as cash inflows from investing activities. The proceeds from the sale of the assets of the discontinued operations would clearly fall within this category. Further, as the cash collected from the buyers of the assets of our subsidiary (the discontinued operations) was collected by and benefited the Company as the seller (the continuing operations) and was recorded to the books of the Company this cash flow was properly included in the cash flows from investing activities of continuing operations, not discontinued operations.
The aforementioned notwithstanding, in light of your comments, and in the absence of a clear “roadmap” in SFAS 95 on this issue, we would consider the inclusion of the proceeds on the sale of the assets of our European segment in the summary of cash flows from investing activities of discontinued operations as an acceptable alternative presentation. In that light, in the statements of cash flows to be included in our Form 10-K for the year ended December 31, 2006, we will revise the 2004 proceeds from the sale of the assets of our European segment from cash flows from investing activities of continuing operations to cash flows from investing activities of discontinued operations.
As (i) this revision does not change the transparency and utility of this information to the reader, particularly because these funds remain in investing cash flows; (ii) the revision has no effect on total cash flows from operating, investing and financing activities as previously reported; (iii) this revision does not impact the net change in cash and cash equivalents; and (iv) SFAS 95 is unclear as to the appropriate treatment of this issue, we believe this change to an alternative presentation of the proceeds from the sale of the assets of our European segment does not merit a restatement of reports previously filed with the SEC. We have discussed this conclusion with our external auditors and they concur with this conclusion. See Exhibit B attached hereto for an example of the proposed approach to this issue.
Notes to Consolidated Financial Statements, page 54
Note 3. Acquisitions, page 60
3.	We reviewed your response to comment 7 from our comment letter dated November 28, 2006. Please refer to paragraph (b)(5) of Rule 11-02 of Regulation S-X. We believe that adjustments giving effect to actions taken by management or expected to occur after a business combination, including termination of employees, represent nonrecurring charges and credits directly attributable to the transaction which will

United States Securities and Exchange Commission
January 30, 2007

be included in income within the 12 months succeeding the transaction, and should not be considered in pro forma income. Such nonrecurring charges or credits and related tax effects which result directly from the transaction should be disclosed separately. Please revise future filings as appropriate.
   RESPONSE:
These terminations effectively took place prior to the transaction because the expenses ceased to exist as of the transaction closing. Management believes that the elimination of these expenses in the disclosure provides the user of the financial information the most meaningful comparison of the earnings that would have been attributable to the acquired business if it had been owned in prior periods. These events were directly attributable to the transaction and the expenses are adjusted out of pro forma income.
Notwithstanding the aforementioned, in light of your comments in future filings we will provide specific separate disclosure of these amounts and exclude these adjustments in the calculation of pro forma net income.
Note 4. Cash Advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances, page 62
4.	We considered your response to comment 8 from our comment letter dated November 28, 2006. However, it appears that cash advances originated by third-party lenders, the combined gross portfolio amounts and adjustments to derive cash advances and fees receivable as reflected in your financial statements represent non-GAAP financial measures. Similarly, combined cash advances written and combined cash advance loss provision as a percentage of combined cash advances written appear to represent non-GAAP financial or statistical measures. Please refer to paragraph (2) of Item 10(e) of Regulation S-K. Please tell us why you believe that these measures are excluded from non-GAAP measures that are prohibited by paragraph (1)(ii)(C) of Item 10(e) of Regulation S-K. Otherwise, please revise future filings to remove the non-GAAP measures from the notes to your financial statements.
   RESPONSE:
The information in this table that is considered to be non-GAAP will be moved in future filings out of the footnotes to financial statements and into the MD&A section and include a discussion of why management believes certain non-GAAP measures are meaningful to the reader.
Note 8. Long-term Debt, page 66

United States Securities and Exchange Commission
January 30, 2007

5.	We reviewed your response to comment 3 from our comment letter dated November 28, 2006. You state that your borrowings under the bank line of credit consist of tranches with maturities between 7 to 30 days. However, it appears that you classify the outstanding balance under your bank line of credit as long-term debt. With reference to authoritative guidance please tell us why your long-term classification is appropriate. In future filings please disclose the existence of the tranches and the range of maturity dates. Please also disclose why the bank line of credit is classified as a long-term obligation. Refer to paragraph 15 of SFAS 6.
   RESPONSE:
The bank line of credit, which is due in 2010, is properly classified as long-term debt. Under SFAS 6 “Classification of Short-Term Obligations Expected to Be Refinanced” the tranches, which are draws against this line of credit evidenced by a signed document which exists within the larger credit facility, are also properly classified as long-term debt. Specifically, paragraphs 9 through 11 of SFAS 6 provide that the Company’s intent to refinance and ability to consummate the refinancing of these draws would require that they be excluded from current liabilities and be classified as long-term obligations.
Controls and Procedures, page 80
6.	We considered your responses to comments 9, 10, and 11 from our comment letter dated November 28, 2006. Please amend this filing and similarly amend your Form 10-Q for each of the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006 as previously requested.
   RESPONSE:
We will file an amended Form 10-K for 2005 and amended Form 10-Qs for each of the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006 promptly upon receiving confirmation from you that there are no other remaining open items from your letters dated November 28, 2006 and January 16, 2007. See Exhibit C attached hereto for an example of the revised wording we intend to use for these amendments.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the findings; and

United States Securities and Exchange Commission
January 30, 2007

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
          We would be pleased to discuss with you any additional questions the Staff may have regarding the Company’s disclosures. If you have any questions or comments regarding the information set forth above, please feel free to contact me at (817) 570-1655.

Sincerely Yours, CASH AMERICA INTERNATIONAL, INC. Thomas A. Bessant, Jr. Executive Vice President & Chief Financial Officer

Cc:	Adam Phippen
Securities and Exchange Commission

EXHIBIT A
CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
FINANCIAL AND OPERATING DATA — CONTINUING OPERATIONS
($ in thousands unless noted otherwise)

	Year Ended December 31,
	2006		2005		2004
PAWN LENDING OPERATIONS:
Pawn loans
Annualized yield on pawn loans	123.6%		124.8%		131.1%
Total amount of pawn loans written and renewed	$474,046		$438,955		$336,021
Average pawn loan balance outstanding	$120,930		$112,031		$84,283
Average pawn loan balance per average location in operation	$262		$251		$211
Ending pawn loan balance per location in operation	$268		$253		$248
Average pawn loan amount at end of year (not in thousands)	$107		$95		$89
Profit margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	38.9%		39.0%		38.5%
Average annualized merchandise turnover	2.7	x	2.7	x	3.0	x
Average balance of merchandise held for disposition per average location in operation	$165		$151		$130
Ending balance of merchandise held for disposition per location in operation	$183		$159		$151

Pawnshop locations in operation -
Beginning of year, owned	456		441		398
Acquired	19		9		42
Start-ups	2		7		3
Combined or closed	(2)		(1)		(2)

End of year, owned	475		456		441
Franchise locations at end of year	12		8		11

Total pawnshop locations at end of year	487		464		452

Average number of owned pawnshop locations in operation	462		447		399

Cash advances (b)
Pawn locations offering cash advances at end of year	425		441		425
Average number of pawn locations offering cash advances	425		430		391

Amount of cash advances written at pawn locations:
Funded by the Company	$66,952		$64,184		$37,527
Funded by third-party lenders (a) (d)	207,732		211,191		182,776

Aggregate amount of cash advances written at pawn locations (a) (f)	$274,684		$275,375		$220,303

Number of cash advances written at pawn locations (not in thousands):
By the Company	213,467		223,639		138,386
By third-party lenders (a) (d)	480,649		574,442		536,622

Aggregate number of cash advances written at pawn locations (a) (f)	694,116		798,081		675,008

Cash advance customer balances due at pawn locations (gross):
Owned by Company (c)	$8,448		$9,657		$11,733
Owned by third-party lenders (a)	11,202		9,697		6,585

Aggregate cash advance customer balances due (gross) at pawn locations (a) (f)	$19,650		$19,354		$18,318

1

CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
FINANCIAL AND OPERATING DATA — CONTINUING OPERATIONS (Continued)
($ in thousands unless noted otherwise)

	Year Ended December 31,
	2006	2005	2004
CASH ADVANCE OPERATIONS (e):
Amount of cash advances written:
By the Company	$750,234	$509,732	$371,346
By third-party lenders (a) (d)	152,845	145,228	56,097

Aggregate amount of cash advances written (a) (f)	$903,079	$654,960	$427,443

Number of cash advances written (not in thousands):
By the Company	2,097,176	1,442,816	1,101,923
By third-party lenders (a) (d)	298,831	347,772	150,254

Aggregate number of cash advances written (a) (f)	2,396,007	1,790,588	1,252,177

Cash advance customer balances due (gross):
Owned by Company (c)	$91,040	$37,706	$29,788
Owned by third-party lenders (a)	13,485	7,215	3,564

Aggregate cash advance customer balances due (gross) (a) (f)	$104,525	$44,921	$33,352

Cash advance locations in operation -
Beginning of year	286	253	154
Acquired	—	1	32
Start-ups	12	34	72
Combined or closed	(3)	(2)	(5)

End of year	295	286	253

Average number of cash advance locations in operation	290	271	192

CONSOLIDATED CASH ADVANCE PRODUCT SUMMARY (a) (b) (e) :
Amount of cash advances written:
Funded by the Company	$817,186	$573,916	$408,873
Funded by third-party lenders (a) (d)	360,577	356,419	238,873

Aggregate amount of cash advance written (a) (f)	$1,177,763	$930,335	$647,746

Number of cash advances written (not in thousands):
By the Company	2,310,643	1,666,455	1,240,309
By third-party lenders (a) (d)	779,480	922,214	686,876

Aggregate number of cash advances written (a) (f)	3,090,123	2,588,669	1,927,185

Average amount per cash advance written (not in thousands):
Funded by the Company	$354	$344	$330
Funded by third-party lenders (a) (d)	463	386	348

Aggregate average amount per cash advance(a) (f)	$381	$359	$336

Cash advance customer balances due (gross):
Owned by the Company (c)	$99,488	$47,363	$41,521
Owned by third-party lenders (a)	24,687	16,912	10,149

Aggregate cash advance balances due (gross) (a) (f)	$124,175	$64,275	$51,670

Total locations offering cash advances at end of year	720	727	678
Average total locations offering cash advances	715	701	642

2

CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
FINANCIAL AND OPERATING DATA — CONTINUING OPERATIONS (Continued)
($ in thousands unless noted otherwise)

	Year Ended December 31,
	2006	2005	2004
CHECK CASHING OPERATIONS (Mr. Payroll):
Centers in operation at end of year:
Company-owned locations	5	5	6
Franchised locations (a)	131	131	128

Combined centers in operation at end of year (a)	136	136	134

Revenue from Company-owned locations	$569	$565	$607
Revenue from franchise royalties and other	3,356	3,254	2,979

Total revenue (c)	$3,925	$3,819	$3,586

Face amount of checks cashed:
Company-owned locations	$38,446	$38,699	$39,171
Franchised locations (a)	1,269,724	1,181,682	1,093,456

Combined face amount of check cashed (a)	$1,308,170	$1,220,381	$1,132,627

Fees collected from customers:
Company-owned locations (c)	$569	$565	$607
Franchised locations (a)	17,889	16,399	15,053

Combined fees collected from customers (a)	$18,458	$16,964	$15,660

Fees as a percentage of check cashed:
Company-owned locations	1.5%	1.5%	1.5%
Franchised locations (a)	1.4	1.4	1.4

Combined fees as a percentage of check cashed (a)	1.4%	1.4%	1.4%

Average check cashed (not in thousands):
Company-owned locations	$393	$386	$376
Franchised locations (a)	421	386	372

Combined average check cashed (a)	$420	$386	$372

(a)	Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company’s businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company’s operations.

(b)	Includes cash advance activities at the Company’s pawn lending locations.

(c)	Amounts recorded in the Company’s consolidated financial statements.

(d)	Cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders.

(e)	Includes cash advance activities at the Company’s cash advance locations and through the Company’s Internet distribution channel.

(f)	Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders.

3

EXHIBIT B
CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities of Continuing Operations:
Net income	$60,940	$45,018	$56,835
Income from discontinued operations	—	(197)	(21,870)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,312	23,417	17,210
Cash advance loss provision	59,563	42,834	23,529
Stock-based compensation expense	2,623	1,677	1,199
Foreign currency transaction loss (gain)	(296)	834	(1,116)
Gain on termination of contract/disposal of asset	(2,167)	—	—
Changes in operating assets and liabilities -
Merchandise held for disposition	7,128	12,499	4,830
Finance and service charges receivable	(4,579)	(1,861)	(1,359)
Other receivables and prepaid expenses	(4,981)	(3,191)	(2,569)
Accounts payable and accrued expenses	17,970	4,264	(5,723)
Customer deposits, net	696	461	714
Current income taxes, net	6,510	229	3,918
Deferred income taxes, net	(3,639)	(1,633)	5,074

Net cash provided by operating activities of continuing operations	167,080	124,351	80,672

Cash Flows from Investing Activities of Continuing Operations:
Pawn loans made	(395,104)	(361,077)	(290,013)
Pawn loans repaid	210,177	202,015	157,624
Principal recovered on forfeited loans through dispositions	158,568	139,365	122,115
Cash advances made, assigned or purchased	(759,822)	(624,303)	(447,113)
Cash advances repaid	682,473	578,475	418,647
Acquisitions, net of cash acquired	(64,927)	(19,937)	(122,413)
Purchases of property and equipment	(46,355)	(27,255)	(28,491)
Proceeds from insurance claims	1,934	530	—
Proceeds from disposition of assets and termination of contract	2,198	486	—

Net cash used by investing activities of continuing operations	(210,858)	(111,701)	(189,644)

Cash Flows from Financing Activities of Continuing Operations:
Net borrowings (repayments) under bank line of credit	10,540	(21,346)	24,372
Issuance of long-term debt	60,000	40,000	—
Debt issuance costs paid	(261)	(1,328)	—
Payments on notes payable and other obligations	(16,786)	(19,286)	(8,286)
Payments on notes receivable secured by common stock	2,470	—	—
Proceeds from exercise of stock options	7,241	2,202	6,067
Treasury shares purchased	(9,602)	(6,240)	(4,328)
Dividends paid	(2,953)	(2,903)	(10,617)

Net cash provided (used) by financing activities of continuing operations	50,649	(8,901)	7,208

Cash Flows from Discontinued Operations:
Net cash provided by operating activities of discontinued operations	—	—	9,022
Net cash provided by investing activities of discontinued operations	—	—	97,791
Net cash used by financing activities of discontinued operations	—	—	(1,905)

Net cash provided by discontinued operations	—	—	104,908

Net increase in cash and cash equivalents	6,871	3,749	3,144
Cash and cash equivalents at beginning of year	18,852	15,103	11,959

Cash and cash equivalents at end of year	$25,723	$18,852	$15,103

EXHIBIT C

ITEM 9A.	CONTROLS AND PROCEDURES
          Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management of the Company has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005 (“Evaluation Date”). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective (i) to ensure that information required to be disclosed by us in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.
          The Report of Management on Internal Control Over Financial Reporting is included in Item 8 of this annual report on Form 10-K. There was no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
          The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal controls will prevent all possible error and fraud. The Company’s disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s financial controls and procedures are effective at that reasonable assurance level.